UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-32326

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

U. S. Shipping Partners L.P.

Full name of Registrant

Former name if applicable

399 Thornall Street, 8th Floor

Address of Principal Executive Office (Street and Number)

Edison, NJ 08837

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

          ☒             (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                           (b)          The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c)          The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period:

The Partnership requires additional time to complete its Form 10-K for the fiscal year-ended December 31, 2008 due to the fact that the Partnership requires additional time to analyze whether under GAAP the financial condition and results of operations of the Partnership’s joint venture to construct up to nine product tankers (the “Joint Venture”) should continue to be consolidated in the Partnership’s financial statements in light of the Joint Venture’s class A member purportedly terminating the Partnership’s role as managing member of the Joint Venture and reducing the number of directors appointed by the Partnership to the Joint Venture’s Board of Directors from three to one based on alleged defaults under the Joint Venture agreement and the Joint Venture’s credit facility. For more information, see the Partnership’s Current Report on Form 8-K/A, dated March 17, 2009, and filed March 20, 2009. Additionally, the Partnership has been engaged, and continues to engage, in good faith negotiations with the administrative agent and the lenders regarding restructuring and strategic alternatives in light of the Partnership being in default under the terms of its senior credit facility.

The Partnership intends to file the Form 10-K as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Dennis Fiore	(732) 635-2760

	(Name)	(Area Code) (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s):

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As a result of the events of default under the Partnership’s senior credit facility due to the failure to make September 30, 2008 and the December 31, 2008 principal and interest payments and the failure to be in compliance with the financial covenants at September 30, 2008 and December 31, 2008, all of the Partnership’s outstanding will be classified as current at December 31, 2008. Consistent with generally accepted accounting principles, the condensed consolidated financial statements for the year ended December 31, 2008 are expected to be prepared on the basis that the Partnership will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, due to continued liquidity constraints, the events of default noted above, the Partnership’s lenders’ right to demand immediate payment of all outstanding indebtedness, coupled with the Partnership’s inability to repay this indebtedness immediately, there is substantial doubt about the Partnership’s ability to repay its indebtedness and, accordingly, in such circumstances to continue as a going concern.

          During the quarter ended September 30, 2008, the Partnership recognized impairment charges of $72.4 million, consisting of write-down of the value of the Partnership’s ITB fleet of $72.3 million due to a change in circumstances that indicated the carrying amount of the vessels may not be fully recoverable, and a $0.1 million impairment recorded on the exercised cancellation option on the fourth ATB unit.

          For further information with respect to the foregoing, see the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, and Form 8-Ks filed since then.

U. S. Shipping Partners L. P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Dennis Fiore

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.